EX-FILING FEES
Calculation of Filing Fee Table

Schedule TO
(Form Type)

Priority Income Fund, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be paid	$10,872,437.43(1)	$153.10	$1,664.57(2)
Fees Previously Paid	N/A		—
Total Transaction Valuation	$10,872,437.43
Total Fees Due for Filing			$1,664.57
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$1,664.57

(1) On June 20, 2025, the Registrant offered to purchase up to 1,516,379 shares of its common stock at a price equal to the net asset value per share as of July 31, 2025. For purposes of estimating the transaction valuation, we utilized the net asset value per share of $7.17 as of April 30, 2025.
(2) Calculated as 100% of the Transaction Valuation.